OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MDS Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

55269P302
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,415,600

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,415,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,415,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,415,600

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,415,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,415,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,415,600

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,415,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,415,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,663,660

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,663,660

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,663,660

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,751,940

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,751,940

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,751,940

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	55269P302

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

No change.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the private investment vehicles managed by the Reporting Persons.

The total cost for the Shares that Obrem Capital Offshore Master, L.P. may be deemed to beneficially own is $68,119,673 (CAD).  The total cost for the Shares that Obrem Capital (QP), L.P. may be deemed to beneficially own is $51,147,998 (CAD).

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 9, 2008, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (the “Board”) expressing the Reporting Persons' desire to discuss the Issuer’s business, other strategic and financial considerations and the Reporting Persons’ recommendations to increase permanent shareholder value.

On May 15, 2008, the Reporting Persons met with the Board and discussed the Reporting Persons’ view that shares of the Issuer remain significantly undervalued and near-term steps that the Reporting Persons believe should be taken in order to create permanent shareholder value.

On June 26, 2008, the Reporting Persons delivered a letter to the Board expressing the Reporting Persons' desire to maintain a dialogue with the Board and calling on the Issuer to increase shareholder value.  The June 26, 2008 letter also set forth specific actions that the Reporting Persons believe the Issuer and its Board should consider in order to increase shareholder value.  A copy of the letter sent to the Board dated June 26, 2008, is attached hereto as Exhibit B.

In addition to the actions set forth above, in connection with their investment in the Shares of the Issuer, the Reporting Persons may engage in additional communications with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date hereof, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 6,415,600 Shares or 5.3% of the Shares of the Issuer, based upon the 122,036,150 Shares outstanding as of April 30, 2008, according to the Issuer's most recent Interim Report.  As of the date hereof, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 3,663,660 Shares or 3.0% of the Shares of the Issuer. As of the date hereof, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 2,751,940 Shares or 2.3% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,415,600 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,663,660 Shares. Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,751,940 Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,415,600 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,663,660 Shares.  Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,751,940 Shares.

No Shares were purchased during the past 60 days by the Reporting Persons.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into agreements with several credit counterparties relating to cash settled equity swaps (the “Swap Agreements”) relating to the Issuer’s common shares.  The Swap Agreements provide the Reporting Persons with economic exposure to approximately 2.2% of the Issuers’ issued and outstanding common shares.  These agreements do not confer on the reporting persons any direct or indirect voting or dispositive control of any of the Issuer’s common shares.  The Reporting Person disclaim any beneficial ownership over any of the Issuer’s common shares as a result of being party the Swap Agreements.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B.  The June 26, 2008 letter to the Board of Directors of the Issuer is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2008
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                Exhibit A
AGREEMENT

The undersigned agree that this amended Schedule 13D dated June 26, 2008, relating to the Common Stock, no par value, of MDS Inc. shall be filed on behalf of the undersigned.

June 26, 2008
-----------------------
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

 Exhibit B

The June 26, 2008 letter to the Board of Directors of the Issuer

MDS Inc.
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9

MDS Inc. Management and Board of Directors, c/o:
John T. Mayberry, Chairman of the Board
Stephen P. DeFalco, Chief Executive Officer

June 26, 2008

Dear Sirs and Madams:

Since late February 2008, private investment funds managed by Obrem Capital Management, LLC, or its affiliates ("Obrem") acquired and now own approximately 6.4mm shares of MDS Inc. ("MDS" or the “Company"), representing approximately 5.3% of the Company’s outstanding shares.  Obrem has also entered into several cash settled equity swaps relating to the Company’s common shares that give Obrem economic exposure to an additional approximately 2.2% of the Company’s issued and outstanding common shares, as represented in Amendment 2 to Obrem’s Schedule 13D filing.  According to MDS' public filings, we are among MDS' five largest shareholders. We acquired our stake in MDS because we believed the Company's shares were significantly undervalued.

In a Schedule 13D that we filed on April 9, 2008, and in subsequent communications with members of management and the board of directors of MDS, we expressed our view that shares of the Company remain significantly undervalued and that near-term steps should be taken to create shareholder value. Specifically, we recommended: (i) that MDS hire a financial adviser to review what valuations could be achieved through the sale or spin-off of one or more of its business units, and (ii) that management adjust the Company's under-leveraged capital structure and pursue a significant share repurchase program.

Following the disappointing second quarter results announced on June 5, 2008, we feel even more strongly that MDS’ management and board of directors must take proactive steps to create shareholder value.  Our conversations with management and the board of directors to date, while constructive, have not given us comfort that they share shareholders’ strong interest in seeing value unlocked in the near term.

We believe MDS is comprised of three fundamentally attractive business units that do not belong together.  During our work researching MDS and speaking with industry experts, analysts, and management, we have not heard any compelling arguments for keeping these businesses unified under a single corporate structure.  We do not see any reason why MDS Pharma Services’ return to profitability is enhanced or expedited by being a part of the current MDS corporate structure, and we similarly believe that any uncertainties surrounding MDS Nordion can be resolved as a stand-alone company.

We believe the current structure has led to a persistent ‘conglomerate discount’ for shares of MDS, which trade below what we believe is the intrinsic value of the individual businesses.  Furthermore, the disappointing second quarter results have served to further exacerbate the discount, as investors who might be comfortable with one of MDS’ businesses may have become ‘scared off’ by problems and poor execution in a different segment.  The discount may have expanded further as a result of the company’s failure to achieve guidance given just three months earlier.

MDS shareholders have waited patiently while the share price has produced disappointing returns.  Though present management has taken some shareholder-friendly actions during its tenure, including the divestiture of MDS Diagnostic Services and other non-core assets, and the significant share repurchase program in early 2007, it has not created significant, lasting shareholder value. Since present management took the helm on July 1, 2005, NYSE-traded shares of "MDZ" have risen from $15.21 to $16.09, an annualized share price increase of 1.9%. During the same time period, shares of certain peer contract research organizations1 achieved annualized share price increases of 21.4%, and shares of certain peer instrument manufacturers2 achieved annualized share price increases of 23.8%. Simply put, we believe MDS’ share price performance has been unacceptable given the quality of the businesses that the Company operates and the performance of comparable companies in similar industries.  The disappointment is intensified given that we believe tangible, straightforward steps could be taken to release significant value for shareholders by resolving the conglomerate discount.

Our core recommendation to the Company is to proceed with the dissolution of the conglomerate structure at MDS via a sale or spin-off of one or more business units. There are many possible scenarios in this approach.   The one which we believe is most compelling is to separate all three businesses through a tax-efficient 'Butterfly transaction', which would lead to the distribution of shares in each of MDS’ businesses to current MDS shareholders.  Under this scenario, we believe the three independent, free-trading businesses could be valued in the public markets in the following way:

-
MDS Pharma Services could continue its recovery and margin improvement outside the current conglomerate structure without altering its path towards greater profitability.  The most compelling argument for keeping MDS Pharma Services joined to the other divisions has been its potential need for an external cash source.  We believe this could be addressed both through proper initial capitalization of MDS Pharma Services from the parent company, as well as the prospective raising of additional equity capital from financial sponsors at the time of the Butterfly transaction (i.e. a ‘sponsored spin’).  At what we believe to be a very conservative valuation of 1.0x 2009E revenue, we estimate this business would be valued at a minimum of $577 million.

-
MDS Nordion, which has a reliable cash flow stream but some longer-term uncertainties, could distribute all of its after-tax free cash flow through dividends as a stand-alone public company.  With estimated after-tax free cash flow of approximately $52 million in 2009, and with the assumption of a dividend yield of 5 – 5.5%, we believe this business would be valued at approximately $1.0 billion. Even in a highly conservative scenario, which assumes the NRU reactor's license is extended only through 2016 and that MDS Nordion makes no effort to replace this revenue stream thereafter, MDS Nordion is still worth more than $800 million on a discounted cash flow basis.  Also, applying a multiple of between 9.0x and 11.0x3 to our 2009E EBITDA of $91 million implies a value of between $800 million and $1.0 billion.

-
MDS Analytical Technologies, despite a challenging pharmaceutical spending environment, is the premier manufacturer of mass spectrometers and other drug discovery platforms. Based on 2009E EBITDA of $100 million (which assumes reasonable revenue growth and EBITDA margins of approximately 20%, below the company’s long term guidance range of 21 – 24%) and peer trading multiples of 12.0x – 13.0x EBITDA, we believe this business is conservatively worth $1.2 billion.

-
We value corporate expense at $(192) million by placing an 8.0x EBITDA multiple on annual corporate spend of $(24) million.  The resulting enterprise value of the three segments and the offsetting corporate expense is approximately $2.6 billion.

-
We believe MDS has net cash of $36 million, which includes: debt of $300 million, cash of $139 million, notes receivable of $73 million, financial instruments pledged as security on long-term debt of $42 million, long term notes receivable of $40 million, available for sale investments of $16 million, and small additional adjustments made for deferred pension assets and other long term investments.[4]

-
We incorporate two other items in our valuation.  First, we assume that $50 million of working capital can be recovered from the $71 million absorbed by the business during the first half of the year (excluding the impact of the $57 million tax payment in the first quarter related to the sale of MDS Diagnostic Services). Second, we assume a $150 million settlement from AECL regarding the cancelled MAPLE reactors. We believe this estimate, which has been reported in the press, is conservative as it represents less than half of MDS' $346 million carried interest in the project.

1 The peer group of contract research organizations is comprised of Charles River, Covance, Icon, Kendle, Parexel, PharmaNet Development, and PPD.  Not included are LAB Research, which conducted its initial public offering in 2006, and PRA International, which was acquired in 2007 by Genstar Capital.

2 The peer group of instrument manufacturers, which includes makers of analytical instruments and drug screening and discovery tools, is comprised of Bruker, Millipore, PerkinElmer, Thermo Fisher Scientific, and Waters.  Not included is Applied Biosystems, which announced on June 12, 2008, that it will be acquired by Invitrogen.

3 Though this business has no clear comparable companies, research analysts have typically valued MDS Nordion within this range.

4 Details on Long-Term Investments and Other can be found on page 39 of MDS’ most recent interim statement.

-
Together, these balance sheet items, working capital recovery, and expected MAPLE settlement total $236 million of estimated pro forma net cash, bringing the equity value of MDS to over $2.8 billion, or $23.11 per share. (Notably, if MDS Pharma Services were accorded a valuation at the low end of the range of its peer group, or 1.5x revenue, this would add an incremental $289 million of value, or $2.36 per share.  Both scenarios are shown in Table 1.)

Table 1: Valuation of MDS Inc.

	Valuation assuming
	MDS Pharma Services
	2009E revenue multiple of:
$ in millions, except per share values	1.0x	1.5x
MDS Pharma Services	$577	$866
MDS Nordion	1,000	1,000
MDS Analytical Technologies	1,200	1,200
Corporate	(192)	(192)
Enterprise Value	$2,585	$2,874
Less: Debt	(300)	(300)
Plus: Cash	139	139
Plus: Notes Receivable	73	73
Plus: Long-Term Investments	124	124
Plus: WC Recovery	50	50
Plus: MAPLE Settlement	150	150
Pro Forma Net Cash	236	236
Market Capitalization	$2,821	$3,109
Shares Outstanding	122	122
Per Share Value	$23.11	$25.48
% Premium to Current Price of $16.09	43.6%	58.3%

We believe this valuation approach is conservative across all three segments, most notably in MDS Pharma Services, which we are confident will eventually achieve industry-level margins and a much richer valuation. In the meantime, with a $23 per share value (or greater) easily within reach, we believe it is incumbent upon management and the board to proactively unlock this unrealized value.

It is also important to note that under this scenario MDS shareholders preserve their exposure to all of the potential value creation from improvement in MDS’ underlying businesses.  By separating and distributing the businesses through a Butterfly transaction, MDS shareholders will retain a stake in each of the three businesses and participate directly in their future upside and improvement.  Only if one or more businesses were sold in a tax-inefficient manner could value be permanently transferred away from MDS shareholders.

We also call upon management and the board of directors to increase their personal holdings in the shares of MDS.  We are disappointed that members of the board of directors, excluding Stephen DeFalco, personally own only 37,750 common shares and 207,124 Deferred Share Units, and that members of management, including Stephen DeFalco, collectively own only 8,650 common shares and 566,658 Restricted, Performance, and Deferred Share units.5  All together, members of the board of directors and management personally own a total of 820,182 common shares and Restricted, Performance, and Deferred Share Units, representing 0.67% of the Company’s outstanding shares.  We believe this limited amount of ownership by the Company’s leadership creates a potential misalignment of incentives and perspective on what actions should be taken and when.

We believe that the course of action described above, or one similar to it, is in the best interest of all MDS shareholders.  We call on the Company to proceed with the dissolution of the conglomerate structure immediately, via the scenario described above or other possible break-up scenarios recommended by financial advisors.  We also call on the Company to aggressively pursue its share repurchase program in order to take advantage of current, substantially discounted market prices.

We are currently reviewing potential courses of action, including calling a special meeting of shareholders to allow a more direct expression of views to management and the board of directors.  We trust that the Company will act in the best interest of shareholders and will heed their wishes regarding MDS’ strategic course, with a focus on maximizing shareholder value.  Throughout this process we hope to maintain a constructive and respectful dialogue with management and the board of directors, with minimal expense and distraction for the Company and its employees.

Sincerely,

Andrew Rechtschaffen
Obrem Capital Management, LLC

5 Then number of shares held by the board of directors and management is based on the 2008 Annual Meeting Proxy Circular filed on January 29, 2008.  The number of shares held by the board of directors excludes shares held by CEO Stephen DeFalco, shares held personally by Gregory Spivy and William Dempsey, who were appointed to the board of directors in April 2008, shares held by ValueAct Capital Management, which is represented on the board of directors by Gregory Spivy, and shares held by Enterprise Capital Management, which is represented on the board of directors by James MacDonald.

SK 25940 0001 896038 v3